Exhibit 12.1

LEE ENTERPRISES

RATIO OF EARNINGS TO FIXED CHARGES

FORM S-3 REGISTRATION STATEMENT

	As of or for the Year Ended September 30					Six Months Ended March 31
	2000	2001	2002	2003	2004	2004	2005
Income from Continuing Operations Before Income Taxes	108,519	90,691	107,629	121,229	134,661	63,605	71,794
Minority Interest	—	—	—	—	—	—	—
Loss from Equity Investments (1)	1,100	1,200	268	—	183	—	381
FIXED CHARGES
Interest Expense	12,643	11,693	15,777	16,535	12,665	6,934	5,580
RATIO OF EARNINGS TO FIXED CHARGES	9.7	8.9	7.8	8.3	11.6	10.2	13.9

(1) Equity Loss	Ad One	Ad One	Ad One		City Express		City Express